Parnell Pharmaceuticals Holdings Ltd

c/o Parnell, Inc.

7015 College Boulevard, Level 6

Overland Park, KS 66211

March 18, 2016

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Ms. Suzanne Hayes

Re:	Parnell Pharmaceuticals Holdings Ltd
Post-Effective Amendment No. 1 to Form F-1 Filed March 8, 2016
File No. 333-209096

Dear Ms. Hayes:

This letter responds to your comment letter of March 16, 2016 with respect to the above-referenced Post-Effective Amendment. Comment: We note that you have omitted substantially all of the disclosure required by Part I of Form F-1 in this post-effective amendment to your registration statement on Form F-1. Please amend to include all of the disclosures required by Part I. Please note that such disclosure is necessary in order for your prospectus to be complete pursuant to Section 10(a) of the Securities Act, whether or not there have been changes to disclosure since the filing of the initial registration statement on Form F-1.

Response: We are simultaneously filing Post-Effective Amendment No. 2 to our Registration Statement on Form F-1, File No. 333-209096. We believe the Post-Effective Amendment No. 2 complies with the request in your letter that we include all of the disclosures required by Part I of Form F-1 in the Post-Effective Amendment.

The Registrant hereby acknowledges that, should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Parnell Pharmaceuticals Holdings Ltd

By:	/s/ Robert Joseph
Name:	Robert T. Joseph
Title:	Chief Executive Officer